UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  Name and Address of Reporting Person*

McGonigle                     John                    W.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
December 18, 2002

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
____X____ Director                        ________ 10% Owner
____X____ Officer (give title below)      ________ Other (specify below)
      Secretary, Executive Vice President, Chief Legal Officer

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned

1. Title of     2.         3.            4.  Securities Acquired    5.  Amount of    6.          7.  Nature of
   Security     Transaction   Transaction   (A) or Disposed of (D)  Securities       Ownership   Indirect
   (Instr. 3)   Date          Code          (Instr. 3, 4, and 5)    Beneficially     Form:       Beneficial
                (Mon/day/year)(Instr. 8)                            Owned at End of  Direct (D)  Ownership
                                                                    Month (Instr. 3  or          (Instr. 4)
                                                                    and 4)           Indirect
                                                                                     (I)
                                                                                     (Instr. 4)
                           Code   V      Amount   (A) or  Price
                                                     (D)




     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting  person,  see Instruction
4(b)(v).




FORM 4 (continued)
     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion  3.              4.  Transaction   5.  Number of     6.  Date
Derivative Security  or Exercise     Transaction        Code (Instr.   Derivative        Exercisable and
(Instr. 3)           Price of        Date               8)             Securities        Expiration Date
                     Derivative      (Month/Day/Year)                  Acquired (A) or   (Month/Day/Year)
                     Security                                          Disposed of (D)
                                                                       (Instr. 3, 4,
                                                                       and 5)
                                                     Code     V        (A)        (D)    Date
                                                                                         Exercisable Expiration
                                                                                                     Date
Employee Stock       $25.35          12/18/2002      A                 9,453             12/18/200212/17/2012
Options (right to
purchase)






7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership     11.  Nature of
Underlying Securities     Derivative      derivative Securities    Form of            Indirect Beneficial
(Instr. 3 and 4)          Security        Beneficially Owned at    Derivative         Ownership
                          (Instr. 5)      End of Month (Instr. 4)  Security:  Direct  (Instr. 4)
                                                                   (D) or indirect
                                                                   (I)
                                                                   (Instr. 4)
Title        Amount or
             Number of
             Shares
Class B      9,453        $6.82           9,453                     I                 713 Investment
Common Stock                                                                          Partners, L.P.




Explanation of Responses:

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ John W. McGonigle               December 20, 2002
**Signature of Reporting Person     Date